Exhibit  99.1

THIRD QUARTER  2002
For the period ended September  30, 2002

Management Discussion and Analysis

This report contains forward-looking information with respect to Vitran Corporation Inc.’s (“Vitran”) operations and future financial results. Actual results may differ from expected results for a variety of reasons including factors discussed in the Company’s Management Discussion and Analysis section of Vitran’s 2001 Annual Report.

This interim Management Discussion and Analysis (“MD&A”) should be read in conjunction with the Company’s September 30, 2002 third quarter financial statements and the 2001 Annual MD&A document that forms part of the Vitran 2001 Annual Report.

President’s Comment

Posting a record third quarter of $0.38 per share basic, in spite of the continued lackluster North American economic environment, is especially gratifying. The solid results reflect the success of a number of initiatives aimed at achieving ongoing operating efficiencies amid challenging economic conditions. Improvements made during the quarter across all business segments position Vitran favourably for when an increase in the U.S. economy materializes. Vitran’s new Vancouver facility, completed during the quarter, should enhance the Canadian LTL operation. As operating results and cash flow levels continue to strengthen, we plan to continue with additional strategic capital expenditure initiatives.

Overview

Vitran’s third quarter results were encouraging and continued the positive trend in profitability growth that the company has been generating for over a year now. Net income from continuing operations for the quarter increased by over 80.0% from $2.0 million to $3.6 million. Earnings per share basic improved to $0.38 per share from $0.21 per share in the 2001 quarter. The successful performance in the quarter contributed to strong year-to-date results with net income from continuing operations increasing from $1.5 million in 2001 to $7.4 million for the nine months ended September 30, 2002. Included in the third quarter and year-to-date earnings was a $0.05 foreign exchange gain per basic and diluted share offset by the first quarter and year-to-date $0.05 per basic and diluted share impact of the retirement of the founding President and Chief Executive Officer.

Consolidated Results

Revenue from continuing operations for the three-month period was $123.0 million, compared to $122.3 million for the same period a year ago. Revenue from continuing operations for the nine-month period ended September 30, 2002 was $358.8 million, compared to $363.2 million for the same period in 2001. Stronger revenue at the company’s Less-Than-Truckload and Truckload operations were offset by decreases in the Logistics business segment.

Gross profit for the three-month period increased by 4.5% to $20.4 million. For the nine-month period gross profit increased from $54.9 million in 2001 to $59.2 million in 2002. The company continues to focus on operating efficiencies, improved margins, and profitability.

Selling, general and administrative (“S.G.&A.”) expenses for the quarter of $12.1 million were in line with the three-month period in the prior year and the year-to-date S.G.&A. of $38.7 million is slightly less than the $39.0 million expensed for the nine months ended September 30, 2001.

Income from continuing operations before depreciation expense increased by over 12.4% to $8.3 million for the third quarter of 2002 compared to $7.4 million for the same quarter in 2001. Depreciation expense for the third quarter was $2.1 million compared to $2.5 million for the 2001 third quarter. The consolidated operating ratio before goodwill amortization expense for the quarter improved from 96.0% in 2001 to 94.9% in the current year. For the nine-month period ended September 30, 2002 the consolidated operating ratio was 96.0% compared to 97.7% for the same period in 2001. While the subdued economic climate makes it extremely challenging to materially increase volumes, the improved operating ratio is a reflection of the successful implementation of a number of programs to improve operating efficiencies and profitability.

Interest expense net of interest income for the quarter and nine-month period ending September 30, 2002 was $1.2 million and $4.1 million respectively compared to $1.4 million and $4.7 million for the same periods ending September 30, 2001. The decline in interest expense was predominantly due to the reduction in total debt outstanding for the comparable periods. Improved financial performance has also resulted in lower interest rate spreads on the company’s debt.

Net income from continuing operations for the third quarter was $3.6 million or $0.38 per share basic compared to $2.0 million or $0.21 per share basic for same quarter in 2001. For the nine-month period ending September 30, 2002 income from continuing operations was $7.4 million or $0.77 per share basic, compared to $1.5 million or $0.15 per share basic for the 2001 nine-month period.

Net income for the quarter was $3.6 million or $0.38 per share basic compared to net income of $1.7 million or $0.18 per share basic that included a net loss from the discontinued Environmental business segment of $0.03 per share basic. Per share results are based on 9,635,312 and 9,859,778 weighted average shares outstanding during the 2002 and 2001 three-month periods, respectively. Net income for the nine-month period was $7.4 million or $0.77 per share basic compared to a loss of $3.7 million or $0.38 per share basic, including a loss $0.53 per share basic from discontinued operations. Per share results are based on 9,726,395 and 9,859,778 weighted average shares outstanding during the 2002 and 2001 nine-month periods, respectively.

Segmented Results

Less-than-truckload (LTL)

The LTL segment continues to report improved year-over-year results, with the three months ended September 30, 2002 reflecting both improved sales and profitability compared to the same period a year ago.

Revenue for the third quarter was $98.9 million, 3.7% better than the $95.3 million recorded in same quarter last year. Business volumes improved slightly in the third quarter and enhancement in operating efficiencies continued to be made.

Income from operations for the quarter was $5.9 million compared to $5.2 million in the same period a year ago. For the nine-month period ended September 30, 2002 revenue for the segment was $284.4 million compared to $283.0 million in the previous year. Income from operations for the nine months ended September 30, 2002 was $15.2 million compared to $9.6 million the year before.

Revenue for the Canadian LTL business was up 7.2% while income from operations increased 6.9% for the 2002 third quarter compared to 2001. The increase continues to be driven by quarter-over-quarter improvements in the Canadian regional and transborder markets. For the combined operations total shipments and revenue per hundredweight were up 5.6% and 3.2% respectively while tonnage declined 1.8%. The operations terminal network continues to be enhanced with the new 82 door facility in Vancouver opened in September.

U.S. LTL business continues to post improved results as operational efficiencies are achieved despite the bleak U.S. Midwest economy. While revenue per hundredweight decreased 7.6%, total shipments and tonnage were up 3.1% and 8.5% respectively bringing revenue for the third quarter of 2002 in line with 2001 but improving income from operations by 17.3%.

Logistics

Revenue for the Logistics segment for the current quarter was $10.3 million compared to $14.5 million in the same quarter 2001. Income from operations improved from $0.2 million in the third quarter 2001 to $0.4 million in the current quarter. These results reflect on-going changes in the Intermodal Brokerage unit where management is restructuring operations and focusing on profitable long-term business. Lower margin revenue is being eliminated and costs continue to be reduced. The US west coast dock strike has also adversely impacted revenue levels at this operation with volumes down significantly as a result of the labour disruption.

Truckload

Revenue for the Truckload segment increased to $13.8 million in the current quarter from $12.6 million in the same quarter a year ago. Income from operations improved from $0.3 million in the third quarter of 2001 to $0.4 million in the current quarter. Insurance costs and contract hauling costs continue to be a challenge in this business unit, but results should continue to improve as volumes increase and a better balance of inbound and outbound freight is achieved. The year-to-date revenue of $40.4 million is ahead of the $36.7 million generated in the same period in the prior year while income from operations of $1.5 million is in line with the prior year.

Liquidity and Capital Resources

Cash flow from operations for the nine months before non-cash working capital changes generated $13.8 million compared to $12.2 million in the prior year period and $5.9 million in the quarter compared to $5.6 million in the prior year quarter. Non-cash working capital consumed $0.5 million in the quarter and $0.2 million year-to-date, compared to consuming $0.4 million in the third quarter of 2001 and $11.7 million for the nine months ended September 2001.

Interest bearing debt, net of cash on hand of $8.5 million, decreased 14.1% to $57.4 million at September 30, 2002 compared to $66.8 million at December 31, 2001. Interest bearing debt, net of cash on hand as a percentage of total capital was 41.8% at the end of the 2002 third quarter compared to 48.9% at January 1, 2002. During the first three quarters of 2002 the Company repaid $12.9 million of debt and reduced the revolving credit facility by $0.3 million.

Capital expenditures for the third quarter amounted to $2.0 million including $1.3 million for the new Vancouver terminal and $0.4 million on IT. This compares to $0.6 million in the same period in 2001. In addition, the Company repurchased 57,000 Class A shares under its normal course issuer bid for $0.4 million during the quarter and has purchased 273,000 shares for $1.7 million year-to-date.

Management expects that the existing working capital, together with available revolving credit facilities, will be sufficient to fund the operating capital and principal debt repayment requirement of the Company.

Outlook

While there was a slight improvement in freight volumes in the third quarter of 2002, the North American economies continue to run at relatively subdued levels. Vitran, however, continues to improve operating results notwithstanding a sluggish economic environment, and is well positioned to take advantage of any increase in activity that materializes in the future.

Vitran will continue to enhance its service offerings and focus on operating efficiencies to improve profitability.

New Goodwill Accounting Standard

The Canadian Institute of Chartered Accountants has issued a new accounting standard for goodwill and intangible assets that is effective for fiscal year 2002. Under this new standard, amortization of goodwill is no longer permitted, but the carrying value is subject to a modified test to determine if there is impairment. A transitional impairment test is required within the first six months of adoption. If any potential impairment is indicated, then if necessary, it should be quantified and recognized by the end of fiscal year 2002 as a non-cash charge to opening retained earnings.

The Company has completed its transitional goodwill impairment test and determined that the fair value of Vitran’s LTL business units exceeded the carrying value. It has been determined that an opening retained earnings charge is required for the Intermodal & Brokerage reporting unit in the amount of $1.3 million and in the Truckload reporting unit in the amount of $3.5 million. This is a non-cash charge and has no impact on reported earnings.

VITRAN CORPORATION INC.
CONSOLIDATED STATEMENTS OF INCOME and RETAINED EARNINGS

	Three months ended Sep. 30, 2002	Three months ended Sep. 30, 2001	Nine months ended Sep. 30, 2002	Nine months ended Sep. 30, 2001

	(Unaudited) (In thousands of Canadian dollars except for per share amounts)

Revenue	$123,007	$122,316	$358,829	$363,171
Operating expenses	102,604	102,795	299,602	308,314

Gross profit	20,403	19,521	59,227	54,857
Selling, general and administrative expenses	12,144	12,171	38,695	39,037

Income from operations before depreciation	8,259	7,350	20,532	15,820
Depreciation expense	2,094	2,485	6,289	7,565

	6,165	4,865	14,243	8,255

Interest expense, net	(1,214)	(1,393)	(4,062)	(4,678)
Gain (loss) on sale of fixed assets	(63)	(229)	(487)	(287)

	(1,277)	(1,622)	(4,549)	(4,965)
Income from continuing operations before income taxes, minority interest and amortization of goodwill	4,888	3,243	9,694	3,290
Income taxes	1,240	696	2,245	364
Minority interest	—	—	—	132
Goodwill amortization net of income taxes	—	524	—	1,571

Net income (loss) from continuing operations	3,648	2,023	7,449	1,487
Net income (loss) from discontinued operations	—	(294)	—	(5,226)

Net income (loss)	$3,648	$1,729	$7,449	$(3,739)

Retained earnings, beginning of period	$37,791	$35,648	$39,204	$41,462
Cost of repurchase of Class A shares in excess of book value	(216)	—	(634)	—
Effect of adoption of new goodwill accounting standard	—	—	(4,796)	—

	37,575	35,648	33,774	41,462
Dividends — $0.035 per share	—	—	—	(346)

Retained earnings, end of period	$41,223	$37,377	$41,223	$37,377

Earnings per share:
Basic — Continuing operations before amortization of goodwill	0.38	0.26	0.77	0.31
Basic — Net income from continuing operations	0.38	0.21	0.77	0.15
Basic — Net income (loss) from discontinued operations	—	(0.03)	—	(0.53)
Basic — Net income (loss)	0.38	0.18	0.77	(0.38)

Diluted — Continuing operations before amortization of goodwill	0.37	0.26	0.77	0.31
Diluted — Net income from continuing operations	0.37	0.21	0.77	0.15
Diluted — Net income (loss) from discontinued operations	—	(0.03)	—	(0.53)
Diluted — Net income (loss)	0.37	0.18	0.77	(0.38)

Weighted average number of shares outstanding	9,635,312	9,859,778	9,726,395	9,859,778
Potential exercise of stock options	287,823	—	—	—
Diluted shares	9,923,136	9,859,778	9,726,395	9,859,778

See accompanying notes to consolidated financial statements.

VITRAN CORPORATION INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Sep. 30, 2002	Sep. 30, 2001	Sep. 30, 2002	Sep. 30, 2001

	(Unaudited)
	(In thousands of Canadian dollars)
Cash provided by (used in):

Operations:
Income from continuing operations	$3,648	$2,023	$7,449	$1,487
Items not involving cash from operations:
Depreciation and amortization	2,094	3,082	6,289	9,354
Future income taxes	67	284	(471)	892
Loss (gain) on sale of fixed assets	63	229	487	287
Minority interest	—	—	—	132

	5,872	5,618	13,754	12,152
Change in non-cash working capital components	(508)	(439)	(234)	(11,747)

	5,364	5,179	13,520	405
Investments:
Purchase of fixed assets	(2,001)	(607)	(5,567)	(2,783)
Proceeds on sale of fixed assets	150	157	848	3,020
Proceeds on sale of discontinued business	—	—	2,685	—

	(1,851)	(450)	(2,034)	237
Financing:
Change in revolving credit facility	1,533	(4,956)	(313)	(2,769)
Issue of long-term debt	—	—	—	7,028
Repayment of long-term debt	(72)	(64)	(12,851)	(8,760)
Dividend payment	—	—	—	(346)
Issue of Class A voting shares	—		51
Repurchase of Class A voting shares	(431)	—	(1,723)	—

	1,030	(5,020)	(14,836)	(4,847)
Cash provided by (used in) discontinued operations	—	(924)	—	(1,524)
Effect of translation adjustment on cash	447	2,110	(1,057)	1,327

Increase (decrease) in cash position	4,990	895	(4,407)	(4,402)
Cash position, beginning of period	3,482	(416)	12,879	4,881

Cash position, end of period	$8,472	$479	$8,472	$479

Change in non-cash working capital components:
Accounts receivable	$(2,252)	$(2,233)	$(5,870)	$(6,202)
Inventory, deposits and prepaid expenses	(1,531)	(2,457)	(1,667)	(2,816)
Income and other taxes recoverable/payable	1,534	127	796	(4,301)
Accounts payable and accrued liabilities	1,741	4,124	6,507	1,572

	$(508)	$(439)	$(234)	$(11,747)

See accompanying notes to consolidated financial statements.

VITRAN CORPORATION INC.

CONSOLIDATED BALANCE SHEETS

	As at Sep. 30, 2002	Dec. 31, 2001
	(Unaudited)	(Audited)

	(In thousands of Canadian dollars)
Assets
Current assets:
Cash	$8,472	$12,879
Accounts receivable	55,869	49,999
Net assets of discontinued operations	—	3,000
Inventory, deposits and prepaid expenses	10,369	8,702

	74,710	74,580
Fixed assets	49,418	51,021
Future income taxes recoverable	402	—
Goodwill	69,586	74,661

	$194,116	$200,262

Liabilities and Shareholders’ Equity
Current liabilities:
Revolving credit facility	$4,623	$4,936
Accounts payable and accrued liabilities	46,590	40,083
Income and other taxes payable	1,889	22
Current portion of long-term debt	9,562	10,970

	62,664	56,011
Long-term debt	51,652	63,733
Future income taxes	—	1,140

Shareholders’ equity:
Capital stock	37,756	38,794
Retained earnings	41,223	39,204
Cumulative translation adjustment	821	1,380

	79,800	79,378

	$194,116	$200,262

See accompanying notes to consolidated financial statements.

Notes

(Unaudited)

(In thousands of Canadian dollars)

1	Accounting Polices

The interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of application as the most recent annual consolidated financial statements, except as noted below. The interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements included in the 2001 Annual Report.

2	Accounting Changes

Goodwill and intangible assets

The Canadian Institute of Chartered Accountants has issued a new accounting standard for goodwill and intangible assets that is effective for fiscal year 2002. Under the new standard, amortization of goodwill is no longer permitted, but the carrying value is subject to a modified test to determine if there is impairment. A goodwill impairment loss would be recognized if the fair value of the goodwill of a reporting unit is less than its carrying amount. An initial impairment test was required within the first six months of adoption. If any potential impairment was indicated, then it should be quantified based upon the fair value of the assets and liabilities of the reporting unit and, if necessary, recognized by the end of fiscal year 2002 as a charge to opening retained earnings. Had the Company continued to amortize goodwill as it was required under the old accounting standard earnings per share from continuing operations for the quarter and nine-month period would have been reduced by $0.05 and $0.16 per share basic respectively.

As at June 30, 2002 the Company completed its initial goodwill impairment test and concluded that an opening retained earnings charge would be required. As at September 30, 2002 the amount of the charge has been quantified. Charges of $1.3 million and $3.5 million respectively were recorded in the Intermodal & Highway Brokerage and the Truckload reporting units to bring the estimated fair value of these reporting units in line with the carrying value. Such amount has been reflected as a direct charge to retained earnings effective January 1, 2002 without restatement of prior period figures.

Stock based compensation

The Canadian Institute of Chartered Accountants has issued changes to accounting standards for stock based compensation. Under this new standard, effective January 1, 2002, all stock based compensation to non-employees and direct awards of stock to employees will be accounted for using the fair value method. The Company has not granted any such awards.

3	Discontinued Operations

On May 15, 2001 the Company determined that it planned to divest its Environmental Services Business. As a result of the plan of disposal the results of operations for the Discontinued Business were reported as discontinued operations and previously reported financial statements have been restated. Effective January 2, 2002 the Company sold substantially all the capital assets of the its Environmental Services Group for $2.7 million.

4	Comparative Figures

Certain of the 2001 figures presented for comparative purposes have been reclassified to conform with the presentation adopted for 2002.

5	Segmented Information

Nine months ended September 30, 2002

	Less-than- truckload	Logistics	Truckload	Total	Corporate Office and Other	Consolidated Totals

Revenue	$284,371	$34,011	$40,447	$358,829	$—	$358,829
Operating, selling, general and administrative expenses	263,602	32,864	38,565	335,031	3,266	338,297
Depreciation	5,577	259	403	6,239	49	6,289

Income (loss) from operations	$15,192	$888	$1,479	$17,559	$(3,315)	14,243
Interest expense, net						4,062
Other items, net						487
Income taxes						2,245

Net income						$7,449

Three months ended September 30, 2002

	Less-than- truckload	Logistics	Truckload	Total	Corporate Office and Other	Consolidated Totals

Revenue	$98,859	$10,330	$13,818	$123,007	$—	$123,007
Operating, selling, general and administrative expenses	91,138	9,878	13,249	114,265	483	114,748
Depreciation	1,858	88	130	2,076	17	2,094

Income (loss) from operations	$5,863	$364	$439	$6,666	$(500)	6,165
Interest expense, net						1,214
Other items, net						63
Income taxes						1,240

Net income						$3,648

Nine months ended September 30, 2001

	Less-than- truckload	Logistics	Truckload	Total	Corporate Office and Other	Consolidated Totals

Revenue	$283,020	$43,504	$36,647	$363,171	$—	$363,171
Operating, selling, general and administrative expenses	266,683	42,987	34,650	344,320	3,031	347,351
Depreciation	6,728	298	484	7,510	55	7,565

Income (loss) from operations	$9,609	$219	$1,513	11,341	$(3,086)	8,255
Interest expense, net						4,678
Other items, net						155
Income taxes						364
Amortization of goodwill, net of taxes						1,571

Net income from continuing operations						1,487
Net loss from discontinued operations						(5,226)

Net loss						$(3,739)

Three months ended September 30, 2001

	Less-than- truckload	Logistics	Truckload	Total	Corporate Office and Other	Consolidated Totals

Revenue	$95,288	$14,456	$12,572	$122,316	$—	$122,316
Operating, selling, general and administrative expenses	87,873	14,124	12,087	114,084	882	114,966
Depreciation	2,213	102	154	2,469	16	2,485

Income (loss) from operations	$5,202	$230	$331	$5,763	$(898)	4,865
Interest expense, net						1,393
Other items, net						229
Income taxes						696
Amortization of goodwill, net of taxes						524

Net income from continuing operations						2,023
Net loss from discontinued operations						(294)

Net income						$1,729